                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ______ to ______


                        Commission file number 001-00035


      A. Full title of the plan and the address of the plan, if different from that of the issue named below:


                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN
               (FORMERLY INTERLOGIX, INC. 401(k) RETIREMENT PLAN)

                               GE INTERLOGIX, INC.
                         300 WEST 6TH STREET, SUITE 1850
                               AUSTIN, TEXAS 78701


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            GENERAL ELECTRIC COMPANY
                              3135 EASTON TURNPIKE
                               FAIRFIELD, CT 06431

                               GE INTERLOGIX, INC.
                             401(k) RETIREMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001


                   (With Independent Auditors' Report Thereon)

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND SCHEDULE:


                                                                  Page(s)

Independent Auditors' Report                                            4

Financial Statements:


   Statements of Net Assets Available for
       Benefits December 31, 2002 and 2001                              5

   Statements of Changes in Net Assets Available
       for Benefits Years Ended December 31, 2002 and 2001              6

   Notes to Financial Statements                                     7-11


Supplemental Schedule:


   Schedule H, line 4i - Schedule of Assets
       (Held at End of Year) December 31, 2002                         12


   All other schedules required by the Department of Labor's
      Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
      1974 are omitted as they are inapplicable or not required.

Signature                                                              13


EXHIBIT:

     23.1 Consent of KPMG LLP

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator
GE Interlogix, Inc. 401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
Austin, Texas
June 12, 2003

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001


                                                        2002            2001
                                                     -----------     -----------
                                    Assets
Investments, at fair value                           $48,415,683     $51,131,994
Receivables:
     Employee contributions                                   --         310,079
     Employer contribution                                    --         200,306
                                                     -----------     -----------
Net assets available for benefits                    $48,415,683     $51,642,379
                                                     ===========     ===========


See accompanying notes to financial statements

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 2002 and 2001


                                                      2002             2001
                                                  ------------     ------------
Additions to net assets attributed to:
     Interest income                              $    361,891     $    462,652
     Dividends                                         747,864          709,967
     Contributions:
        Rollover                                       421,626        1,012,222
        Employee                                     5,560,182        5,292,671
        Employer                                     1,836,404        1,829,246
                                                  ------------     ------------
                                                     7,818,212        8,134,139
                                                  ------------     ------------
                 Total additions                     8,927,967        9,306,758
Deductions from net assets attributed to:
     Net depreciation in fair value of
     investments                                     7,522,347        4,154,742
     Benefits paid to participants                   4,611,583        4,834,234
     Deemed loan distributions                           3,383               --
     Administrative expenses                            17,350           13,800
                                                  ------------     ------------
                 Total deductions                   12,154,663        9,002,776
                 Net increase (decrease)            (3,226,696)         303,982
Net assets available for benefits:
     Beginning of year                              51,642,379       51,338,397
                                                  ------------     ------------
     End of year                                  $ 48,415,683     $ 51,642,379
                                                  ============     ============


See accompanying notes to financial statements

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


 (1)   DESCRIPTION OF THE PLAN

       The following description of the GE Interlogix, Inc. 401(k) Retirement Plan (formerly Interlogix, Inc. 401(k) Retirement Plan) (the "Plan"), a defined contribution plan, sponsored by GE Interlogix, Inc. (formerly Interlogix, Inc.) (the "Company" or "Employer" or "Plan administrator"), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee's three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the "Administrative Committee"). The Company has entered into an agreement with New York Life Trust Company (the "Trustee") who acts as the trustee and record keeper of the Plan's assets. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       MERGERS AND RELATED AMENDMENTS

       In February 2002, Interlogix, Inc. was purchased by General Electric Company. Effective February 21, 2002, the Plan was amended and renamed the GE Interlogix, Inc. 401(k) Retirement Plan. All participant balances in the Interlogix, Inc. Stock Fund were converted into the General Electric Company Stock Fund. Each share of Interlogix, Inc. common stock in the Interlogix, Inc. Stock Fund was converted into the right to receive $19.43 in cash and 0.5174 of a share of General Electric Company common stock.

       CONTRIBUTIONS

       Each year, participants may contribute from 1 percent to 20 percent of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Matching contributions by the Company for the benefit of participants are discretionary. For 2002 and 2001, Company matching contributions were equal to 50 percent of each participant's contributions, up to 6 percent. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants' relative compensation as defined by the Plan. During 2002 and 2001, the Company did not make a discretionary profit-sharing contribution to the Plan.

       PARTICIPANT ACCOUNTS

       Participants direct the investment of their contributions among mutual funds, a money market fund and General Electric Company common stock (formerly Interlogix, Inc. common stock). The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and share of Company matching contributions, if any. Allocation of investment income or losses is based on the value of the participant's account at the close of each day.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


       VESTING

       Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of non-vested employer matching contributions are used to reduce future employer matching contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled approximately $20,000 and $19,000, respectively and approximately $10,000 and $79,000 of forfeitures were used to reduce employer contributions during 2002 and 2001, respectively. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

              YEARS OF SERVICE                            VESTED PERCENTAGE
              ----------------                            -----------------
              Less than 3 years                                     0%
              3 years but less than 4                              20
              4 years but less than 5                              40
              5 years but less than 6                              60
              6 years but less than 7                              80
              7 years and thereafter                              100

       PARTICIPANT LOANS

       A participant may borrow from his or her fund account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 5.25 percent to 11.25 percent on loans outstanding at December 31, 2002 and 5.75 percent to 12.00 percent on loans outstanding at December 31, 2001. Principal and interest is paid ratably through monthly payroll deductions. Loan administration charges are charged to the participant's account electing the loan.

       PAYMENTS OF BENEFITS

       Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distributions of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

       VOTING RIGHTS

       Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared using the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.

              On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the "ITI Plan merger"). These contracts were combined with the Eclipse Money Market Fund to create the Stable Value fund option. The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

              There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 4.0 percent to 5.0 percent for 2002 and from 4.0 percent to
              5.8 percent for 2001. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which ranged from 3.5 percent to 4.0 percent as of December 31, 2002. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2002 and 2001 approximate the contract values.

       (c)    NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

              In the statements of changes in net assets available for benefits, the Plan presents the net depreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (d)    PLAN EXPENSES

              The Company pays all Plan administrative expenses other than loan administration charges which are charged to the participant's account electing the loan.

       (e)    PAYMENT OF BENEFITS

              Benefit payments are recorded when paid.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


       (f)    USE OF ESTIMATES

              The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       (g)    RISKS AND UNCERTAINTIES

              The Plan provides for investments in mutual funds, a money market fund, and General Electric Company common stock. In addition, the Plan contains certain investments in guaranteed insurance contracts that were transferred to the Plan in conjunction with the ITI Plan merger. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

       (h)    RECLASSIFICATIONS

              Certain reclassifications have been made to the 2001 financial statement presentation to conform to the 2002 presentation.

(3)    INVESTMENTS

       The following tables presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001.

                                                                              2002
                                                                           ----------
                              Eclipse Money Market Fund                    $8,632,467
                              Dodge & Cox Balanced Fund                     8,165,057
                              Janus Fund                                    6,290,086
                              American Century Equity Growth Fund           5,236,002
                              PIMCO Total Return Fund                       3,893,369
                              Eclipse Indexed Equity Fund                   3,398,970
                              General Electric Company common stock         2,729,172
                              PIMCO Small Cap Value Fund                    2,462,772


                                                                            2001
                                                                         ----------
                              Janus Fund                                 $9,695,715
                              Dodge & Cox Balanced Fund                   8,834,448
                              Eclipse Money Market Fund                   6,763,564
                              American Century Equity Growth Fund         6,401,231
                              Eclipse Indexed Equity Fund                 4,362,744
                              Janus Overseas Fund                         3,173,020
                              PIMCO Total Return Fund                     2,584,438

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001


During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                          DECEMBER 31
                                                 -------------------------------
                                                    2002                2001
                                                 -----------         -----------
    General Electric Company common stock        $  (831,156)        $        --
    Interlogix, Inc. common stock                    (68,505)          1,433,846
    Mutual funds                                  (6,622,686)         (5,588,588)
                                                 -----------         -----------
Net change in fair value                         $(7,522,347)        $(4,154,742)
                                                 ===========         ===========


(4)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code (the "IRC"). The Plan also has investments in General Electric Company common stock (formerly Interlogix, Inc. common stock).

(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2002 and 2001.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2002


                                                                                                          NUMBER OF
     IDENTITY OF ISSUE                               DESCRIPTION OF INVESTMENT                             SHARES     CURRENT VALUE
------------------------------------------  ------------------------------------------------------------  ---------   -------------
Corporate Stocks - Common
  General Electric Company*                 General Electric Company common stock                           112,081   $  2,729,172

Mutual Funds
  American Century                          American Century Equity Growth Fund                             344,701      5,236,002
  Dodge & Cox                               Dodge & Cox Balanced Fund                                       134,404      8,165,057
  Franklin Group of Funds                   Franklin Small-Mid Cap Growth Fund                               27,662        607,191
  Janus                                     Janus Fund                                                      352,979      6,290,086
  Janus                                     Janus Overseas Fund                                             148,274      2,267,116
  New York Life Trust Company*              Eclipse Indexed Equity Fund                                     168,349      3,398,970
  New York Life Trust Company*              Eclipse Money Market Fund                                     8,632,467      8,632,467
  New York Life Trust Company*              Mainstay High Yield Corporate Bond Fund                         383,424      1,897,946
  PIMCO Funds                               PIMCO Small Cap Value Fund                                      124,382      2,462,772
  PIMCO Funds                               PIMCO Total Return Fund                                         364,889      3,893,369

Guaranteed Insurance Contracts
  American Founders Life Insurance Company  Bradford National Life Insurance Company Guarantee
                                                  #2990002645, 5.0%, maturing January 28, 2044                             191,684
  Conseco Life Insurance Company            American Life and Casualty Insurance Company
                                                 Contract, #ON890313, 4.0%, maturing April 1, 2019                         103,085
  Conseco Life Insurance Company            Massachusetts General Life Insurance Company Guarantee
                                                  Contract, #10GA001586, 4.0%, maturing January 29, 2015                   278,383
  Conseco Life Insurance Company            Massachusetts General Life Insurance Company Guarantee
                                                  Contract, #10GA006548, 4.0%, maturing January 29, 2015                   232,724
  Conseco Life Insurance Company            Massachusetts General Life Insurance Company Guarantee
                                                  Contract, #10GA009835, 4.0%, maturing March 23, 2022                     144,755

Participant loans*                          Interest rates from 5.25% to 11.25%                                          1,884,904
                                                                                                                      ------------
                                                                                                                      $ 48,415,683
                                                                                                                      ============

* Denotes party in interest.

See accompanying independent auditors' report.

                   GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN

                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


GE Interlogix, Inc. 401(k) Plan


By: /s/ THOMAS O'DONNELL
    ----------------------
    Thomas O'Donnell
    Plan Administrator

Date: June 27, 2003

                                  EXHIBIT INDEX


        Exhibit No.                           Description
        -----------                           --------------------------
        23.1                                  Consent of KPMG LLP